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                                                              Exhibit 99(e)

                      Entergy New Orleans, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                         March 31,
                                                           1992         1993         1994         1995          1996       1997
Fixed charges, as defined:
  Interest on long-term debt                             $22,934      $19,478      $16,382      $15,330       $14,787      $14,403
  Interest on notes payable                                 --           --            153          130           146          133
  Other interest charges                                   1,714        1,016        1,027        1,723           890          912
  Amortization of expense and premium on debt-net(cr)        576          598          710          619           481          429
  Interest applicable to rentals                             444          544        1,245          916           831          867
                                                        --------------------------------------------------------------------------
Total fixed charges, as defined                           25,668       21,636       19,517       18,718        17,135       16,744

Preferred dividends, as defined (a)                        3,214        2,952        2,071        1,964         1,549        1,609
                                                        --------------------------------------------------------------------------
Combined fixed charges and preferred dividends,
  as defined                                             $28,882      $24,588      $21,588      $20,682       $18,684      $18,353
                                                        ==========================================================================
Earnings as defined:

  Net Income                                             $26,424      $47,709      $13,211      $34,386       $26,776      $21,559
  Add:
    Provision for income taxes:
      Federal and State                                   16,575       27,479       22,606       22,465        28,490       32,475
    Deferred Federal and State - net                        (340)       5,203      (15,674)      (1,364)      (11,587)     (17,669)
    Investment tax credit adjustment - net                  (170)        (744)      (2,332)        (634)         (687)        (675)
    Fixed charges as above                                25,668       21,636       19,517       18,718        17,135       16,744
                                                        --------------------------------------------------------------------------
Total earnings, as defined                               $68,157     $101,283      $37,328      $73,571       $60,127      $52,434
                                                        ==========================================================================
Ratio of earnings to fixed charges, as defined              2.66         4.68         1.91         3.93          3.51         3.13
                                                        ==========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                            2.36         4.12         1.73         3.56          3.22         2.86
                                                        ==========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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